SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                   to

Commission file number 1-36764

A.       Full title of the plan: UBS 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2022 and 2021 and

For the Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2022 and 2021

and Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of UBS 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UBS 401(k) Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and    performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022, (referred to as the supplemental schedule), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 1979.

New York, New York

June 28, 2023

UBS 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2022 and 2021

	2022	2021

ASSETS
Investments, at fair value	$7,294,124,539	$ 8,787,302,038
Notes receivable from participants	54,659,509	56,737,078
Investment income receivable	6,422,387	3,049,564
Receivable for securities sold	1,861,291	693,889
Taxes receivable	1,477,293	1,188,123
Contributions receivable
Contributions receivable	3,266,363	3,200,938
Company, net of forfeitures	81,779,248	79,638,800
Total assets	7,443,590,630	8,931,810,430

LIABILITIES
Accrued expenses	5,090,248	5,789,153
Payable for securities purchased	349,341	296,196
Total liabilities	5,439,589	6,085,349

Net assets available for benefits	$7,438,151,041	$8,925,725,081

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2022

2022

ADDITIONS TO NET ASSETS
Investment income
Dividend and interest income	$93,897,992
Net investment gain	93,897,992
Interest income on notes receivable from participants	3,001,592
Contributions
Participants	349,930,094
Company, net of forfeitures	199,555,402
Total contributions	549,485,496
Total additions	646,385,080

DEDUCTIONS FROM NET ASSETS
Net appreciation in the fair value of investments	1,639,135,920
Distributions to participants	485,785,058
Administrative expenses	9,038,142
Total deductions from net assets	2,133,959,120

Net increase in net assets available for benefits	(1,487,574,040)

Net assets available for benefits
Beginning of year	8,925,725,081
End of year	$7,438,151,041

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

NOTE 1  DESCRIPTION OF THE PLAN

The following description of the UBS 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

Effective December 31, 2014, the UBS Financial Services Inc. 401(k) Plus Plan (the Plus Plan) was merged with the UBS Savings and Investment Plan (the SIP Plan) and formed a single plan named the UBS 401(k) Plan. Effective January 1, 2015, the Plan was amended and restated to reflect the newly formed plan. The assets of the Plus Plan were transferred to the assets of the UBS 401(k) Plan during the period January 1, 2015, through  February 28, 2015.

General

UBS AG (the Company) is the Plan sponsor for the Plan. The Plan, a defined-contribution plan, provides retirement benefits to eligible employees of the Company’s United States operations including eligible employees of UBS Americas Holdings LLC and subsidiaries of UBS Americas Holdings LLC. Subject to certain exceptions, all full- and part-time employees on the Company’s U.S. payroll platform are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company’s Plan is administered by the Plan administrator (Head of Benefits Americas Region). Northern Trust Company (the Trustee) is the Plan’s trustee; Alight (formerly Aon Hewitt) is the Plan’s record-keeper; and Mercer serves as the Plan’s investment advisor.

The Plan may invest in mutual funds, common and collective trust funds, money market funds, the UBS Group AG Common Stock (UBS Stock Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed Brokerage Accounts.

Plan Amendments

The Plan, as restated for 2020, was amended effective December 28, 2021, for the following:

Section 2.1; the Head of Benefits Americas Region may amend the Plan, subject to certain limitation not applicable hereto

Pursuant to Section 4.05 of Revenue Procedure 2021-30, the Plan may, under certain conditions, all of which are satisfied in this instance, be amended retroactively to conform the terms of the Plan to its prior operation. The Plan was amended:

To retroactively to conform the Plan to prior practices regarding consideration of compensation paid after a participant’s termination of employment in determining the Retirement Contribution made on behalf of such participant; and

To conform the Plan’s hardship provisions to the applicable requirements and options of the Bipartisan Budget Act and related rules and regulations

And plan amendments included the following changes:

1.       Effective January 1, 2018, paragraph (vi) of the definition of “Financial Hardship” in Section 2.1 of the Plan is amended by replacing the parenthetical therein with the following, and deleting “or” at the end thereof: “(determined without regard to Section 165(h)(5) of the Code and whether the loss exceeds 10% of adjusted gross income).

2.       Effective December 18, 2018, the definition of “Financial Hardship” in Section 2.1 of the Plan is further amended by adding the following new paragraph (vii) to read in its entirety as follows, and renumbering the subsequent paragraph accordingly: “(vii) expenses and losses incurred by the Participant, including loss of income, on account of a disaster declared by the Federal Emergency Management Agency (FEMA), provided that the Participant’s principal residence or principal place of employment at the time of the disaster was located in the designated disaster zone.”

3.       Effective January 1, 2020, the first paragraph of Section 5.5 of the Plan is amended in its entirety to read as follows: “Amount of Retirement Contribution.  Each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf; provided, however, that amounts paid to an individual in one or more final paychecks issued and paid after such individual ceases to be an Eligible Employee, as determined by the Plan Administrator on a uniform and nondiscriminatory basis, shall nonetheless be included as Compensation in determining the Retirement Contribution hereunder) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:”

NOTE 1  DESCRIPTION OF THE PLAN (continued)

4.       Effective January 1, 2020, the second paragraph of Section 5.5 of the Plan is further amended in its entirety to read as follows: “Notwithstanding the foregoing, an Eligible Employee who on December 31, 2011 was eligible to receive a Retirement Contribution under the Savings and Investment Plan, and is continuously employed by an Employer after December 31, 2011, shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf; provided, however, that amounts paid to an individual in one or more final paychecks issued and paid after such individual ceases to be an Eligible Employee, as determined by the Plan Administrator on a uniform and nondiscriminatory basis, shall nonetheless be included as Compensation in determining the Retirement Contribution hereunder) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:”

5.       Effective January 1, 2015, Section 5.5 of the Plan is further amended by adding the following new paragraph to the end: “For purposes of determining the Retirement Contribution under this Section 5.5 for Plan Years beginning January 1, 2015 and ending December 31, 2019, the Compensation of any individual who was eligible to receive a Retirement Contribution under Section 5.4 shall include amounts paid within no more than 2 ½ months after such individual’s termination date in determining the amount of the Retirement Contribution hereunder.”

6.       Effective January 1, 2015, solely by way of clarification, Section 5.5 of the Plan is further amended by adding the following new paragraph to the end thereto (as determined after this amendment): “Compensation paid after the termination date of any individual that will be considered in determining the Retirement Contribution on behalf of such individual, pursuant to the foregoing provisions, shall be determined under uniform rules established by the Plan Administrator, and in accordance with such systems and procedures as the Plan Administrator may from time to time adopt.”

7.       Effective January 1, 2019, Section 9.3(b) is amended to read in its entirety, as follows: “(b) Purpose for Hardship Withdrawal. Hardship withdrawals shall be limited to the amount necessary to satisfy the Financial Hardship of the Participant and any amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated to result from such withdrawal and not reasonably available from other resources.  In determining whether a request for a withdrawal from the Plan is necessary to satisfy a Financial Hardship of the Participant, the following requirements must be satisfied: (i) the Participant has obtained all other currently available distributions (but not hardship withdrawals) under the Plan and all other plans of deferred compensation, whether qualified or nonqualified, maintained by the Company and all nontaxable loans (determined at the time a loan is made) available under the Plan and all other plans of the Company; (ii) the Participant has provided to the Plan Administrator a representation in writing that he has insufficient cash or other liquid assets reasonably available to satisfy the need, and (iii) the Plan Administrator does not have actual knowledge that is contrary to such written representation.”

The Plan is now amended and restated as of January 1, 2020 to (i) incorporate all previous amendments since the last restatement; (ii) provide for lump sum distributions as the sole form of benefit; (iii) remove certain restrictions on withdrawals of grandfathered subaccounts in the Plan; (iv) clarify the administration of accounts of missing participants; (v) provide that forfeitures may be used to pay administrative expenses; (vi) incorporate certain provisions of the Setting Every Community Up For Retirement Enhancement Act of 2019 (the “SECURE Act”), and the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”); and (vii) make certain other desired changes. Any strictly required provisions of the SECURE Act and the CARES Act not described in this restatement of the Plan are hereby deemed incorporated by reference.

The Plan was amended with respect to Before-Tax Contributions and After-Tax Contributions (including Roth Contributions) made on or after January 1, 2018, Matching Contributions will be limited as follows (regardless of the level of Company or Affiliated Employer profit in the applicable Plan Year) for any Participant who is eligible for Matching Contributions in the applicable Plan Year: (i) for the Plan Year ending December 31, 2018, Matching Contributions will be limited to $4,500; (ii) for the Plan Year ending December 31, 2019, Matching Contributions will be limited to $5,850; and(iii) for the Plan Year ending December 31, 2020, and each Plan Year thereafter, Matching Contributions will be limited to $8,000.  In addition, Matching Contributions for any such Participant with respect to a Plan Year shall not exceed 100% of such Participant’s Before-Tax Contributions and After-Tax Contributions (including Roth Contributions) up to 6% of Compensation.”

NOTE 1  DESCRIPTION OF THE PLAN (continued)

In addition, effective with respect to Compensation paid in Plan Years beginning on or after January 1, 2018, each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year (including an Eligible Employee who on December 31, 2011 was eligible to receive a Retirement Contribution under the Savings and Investment Plan, and is continuously employed by an Employer after December 31, 2011) shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:

SCHEDULE A: ELIGIBLE PARTICIPANTS WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution
less than 10	2.0
10, but less than 15	3.0
15 or more	3.5

SCHEDULE B: ELIGIBLE PARTICIPANTS WITH COMPENSATION GREATER THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	2.0	2.0	2.0
10 or more	3.0	2.5	2.0

The Plan is hereby amended as follows, effective as of January 1, 2017 unless otherwise indicated below:

1.       Section 3.3(d) of the Plan is revised to read as follows:

"(f) Any Employee who is employed by an Employer and is classified by the Employer as an "intern" shall become an Eligible Employee upon completion of at least a five (5) consecutive month Period of Service. For the avoidance of doubt, the above rule regarding completion of at least a five (5) consecutive month Period of Service shall apply to any Employee who is employed by an Employer as part of the "career comeback program" or any similar program regardless of whether the Employee is classified as an "intern."

2.       Effective January 1, 2016, a new Section 7.5(d) is added to the Plan that reads as follows:

"(d) N2 Transaction. With respect to an individual who became an Employee as part of the Group Technology/Group Infrastructure CIO function between August 10, 2015 and March 7, 2016 upon closing of the N2 transaction, the individual's period of service with Computer Science Corporation and/or AT&T which ended immediately prior to the closing of the N2 transaction shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

Effective January 1, 2016, a new Section 7.5(e) is added to the Plan that reads as follows:"(e) Allegis.  With respect to an individual from Allegis who became an Employee as part of the Professional Recruiting or Campus Recruiting (Junior Talent) function from March 21, 2016 through June 27, 2016, the individual's period of service with Allegis which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

NOTE 1  DESCRIPTION OF THE PLAN (continued)

3.       Effective January 1, 2017, a new Section 7.5(f) is added to the Plan that reads as follows:

"(f) AT&T Services Inc.  With respect to an individual from AT&T Services Inc. who became an Employee as part of the Group Technology/Group Infrastructure CIO function from August 1, 2017 to August 8, 2017, the individual's period of service with AT&T Services Inc. which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

4.       Effective January 1, 2017, a new Section 7.5(g) is added to the Plan that reads as follows:

"(g) Accenture LLP. With respect to an individual from Accenture LLP who became an Employee as part of the Group Corporate Communications Americas function on October 2, 2017, the individual's period of service with Accenture LLP which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

5.       Effective January 1, 2018 Section 8.1(a) of the Plan is revised to read as follows:

(a)      Eligibility For Distribution.  Following the occurrence of (i) a Participant’s Severance Date for any reason other than death, or (ii) the Participant’s Disability, the Participant shall be entitled to affirmatively elect to receive a distribution of his Vested Account Balance. A Participant may make a separate distribution election with respect to amounts held in his Roth Contributions Account, provided that (i) in no event may a Participant take a partial distribution from his Roth Contributions Account, and (ii) in the event a Participant makes a separate distribution election with respect to amounts in his Roth Contributions Account, such amounts must be distributed or commence to be distributed at the same time or before the remainder of his Vested Account.

The Plan was amended effective January 1, 2018, as follows:

1.       Section 2.1 of the Plan is amended by adding the following paragraph to the end of the definition of “Disability” thereof:

Effective with respect to an Employee who becomes a Participant on or after January 1, 2018, ‘Disability’ means a physical or mental condition that results in a total and permanent disability that entitles the Participant to receive Social Security disability benefits based upon a determination by the Social Security Administration.”

2.       Section 5.5 of the Plan is amended by deleting the first sentence of the third paragraph thereof and replacing such first sentence with the following:

“Effective with respect to Compensation paid in Plan Years beginning on or after January 1, 2018, each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:”

3.       Section 5.5 of the Plan is further amended by adding the following to the end thereof:

“Notwithstanding the foregoing, an Eligible Employee who on December 31, 2011 was eligible to receive a Retirement Contribution under the Savings and Investment Plan, and is continuously employed by an Employer after December 31, 2011, shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:

NOTE 1  DESCRIPTION OF THE PLAN (continued)

SCHEDULE A: ELIGIBLE PARTICIPANTS WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Yearr	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	3.0	2.5	2.0
10, but less than 15	3.0	3.0	3.0
15 or more	3.5	3.5	3.5

SCHEDULE B: ELIGIBLE PARTICIPANTS WITH COMPENSATION GREATER THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	3.0	2.5	2.0
10 or more	3.0	2.5	2.0

Any such Eligible Employee who was eligible to receive a Retirement Contribution under the Savings and Investment Plan on December 31, 2011, but is not continuously employed by an Employer beginning after December 31, 2011, shall receive a Retirement Contribution equal to the applicable percentage of Compensation listed in the schedule applicable to Eligible Employees who were not eligible to receive a Retirement Contribution under the Savings and Investment Plan on December 31, 2011 for each Plan Year after his reemployment with an Employer that he or she is entitled to a Retirement Contribution under Section 5.4. Employment with a non-participating Affiliated Employer is not considered employment with an Employer for purposes of this Section 5.5.”

NOTE 1  DESCRIPTION OF THE PLAN (continued)

4.       Section 8.8 of the Plan is amended by inserting the following sentence after the third sentence therein:

“Any distribution to a Distributee who is not the surviving Spouse of the Participant may only be transferred in a direct trustee-to-trustee transfer to an individual retirement account or annuity under Sections 408(a) and (b) of the Code established for the purpose of receiving such distribution and which will be treated as an inherited IRA pursuant to the provisions of Code Section 402(c)(11), if such distribution otherwise meets the requirements set forth in this Section 8.8. Such direct rollover of a distribution by a nonspouse Distributee shall be treated as an eligible rollover distribution only for purposes of Code Section 402(c).”

5.       Section 10.11 of the Plan is amended by adding the following paragraph to the end thereof to read in its entirety as follows:

“(d) Solely with respect to an individual who was a Participant in the Plan on or before December 31, 2017, the determination of a Disability claim or an appeal of a denied Disability claim filed (i) on or after January 18, 2017 and on or before April 18, 2018, shall be made in accordance with DOL Regulations section 2560.503-1(p)(4); and (ii) on or after April 19, 2018, shall be made in accordance with applicable DOL Regulations under section 2560.503-1.”

6.       Section 11.3 of the Plan is amended by deleting paragraph (d) therein in its entirety, and redesignating the subsequent paragraph accordingly.

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan or the Company include recordkeeping, trustee, legal, audit, and investment consulting fees. Administrative fees (recordkeeping fees) associated with Self-directed mutual fund window are paid by the plan participants that invest in the Self-directed window. Expenses related to the Plan’s investments (investment management fees and commissions) are charged to the specific Plan’s investments fund to which the expense relates. For the years ended December 31, 2022, and 2021 the Plan administration fees (including fees associated with the self-directed window) were charged to participants’ accounts after one full calendar year of being a terminated employee, beneficiaries or alternate payees.

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions/401(k) Roth contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other tax-qualified retirement plans.

Plan participants may elect to contribute to the Plan on a pre-tax, after-tax, and/or Roth basis, an amount ranging from 1% to 85% of their eligible compensation, including from 1% to 85% of their discretionary annual incentive bonus, subject to the maximum allowable contribution limit established by the Code. The maximum allowable combined pre-tax and Roth 401(k) contributions was $20,500 for 2022 as a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable combined pre-tax and Roth 401(k) contributions for participants who attained age 50 on or before December 31, 2021 was $27,000. These limits are subject to change in future years to be consistent with IRS limitations. There are also maximum allowable limits for after-tax contributions, being $20,500 for non-highly compensated participants and $13,940 for highly compensated employees.

Subject to certain limitations, the Company contributes an amount (the Company Match) up to 100% of the first 6% of each participants eligible annual compensation which the participant contributes to the Plan for Plan years starting in 2017. The Plan had a $3,000 annual maximum limit for 2017 and $4,500 for 2018, 5,850 for 2019 and $8,000 for 2020 and thereafter. There is a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Company Contributions

The Company uses pre-tax, Roth 401(k), and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. For Plan years beginning in 2017, the Company Match was calculated by multiplying each participant's pre-tax, Roth 401(k) and after-tax contributions (up to 6% of eligible compensation) by 100% and is limited to $3,000 on an annual basis. Company Match contributions are contributed on a payroll basis based on the participants contributions and year to date annual eligible retirement earnings. For 2018, the annual Company Match was limited to $4,500, for 2019 the annual Company Match is $5,850 and for 2020 and thereafter the annual Company Match is $8,000.

Company Match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

The Company also provides a Retirement Contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with the Company as of the beginning of the plan year and their eligible compensation up to the annual IRC compensation limit ($305,000 for 2022). The Plan has a three-year cliff vesting requirement and an end of year employment requirement on the Company contribution.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company Contributions are invested in the age-appropriate Vanguard Target Date Retirement Fund, the default investment option. The determination of the Target Date Fund is based on the participant’s year of birth.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). The Company Account is funded; per payroll for the Company Match, annually for the Company Retirement Contribution and, per specific payrolls for the QDP. The participant can change their investment elections for Company Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions (pre-tax, 401(k) Roth and After-tax) at any time. In addition, they can make different investment elections for their Company Contributions, before-tax contributions, Roth 401(k) contributions and after-tax contributions.

The participant’s Employee Account reflects any contributions made by the participant (such as before-tax contributions, Roth 401(k) and after-tax contributions), in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Vesting

Participants are fully vested in their Employee Account. A participant becomes 100% vested in his or her Company Account after three years of service, or, while in service as an employee: attaining age 65, attaining age 55 with 10 years of service, becoming totally and permanently disabled, or upon death.

Forfeited Accounts

Forfeited balances of terminated participants’ unvested Company Accounts contributions are used to reduce the Company’s total contributions to the Plan. For the years ended December 31, 2022, and 2021 total forfeitures of $12,439,734 and $13,331,846 respectively were used to reduce the Company contributions. The remaining balances in the forfeiture account as of December 31, 2022, and December 31, 2021, were $2,634,650 and $2,651,261 respectively.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Payment of Benefits

Upon the termination of employment for any reason, including death, a participant or his or her beneficiary may receive a distribution of the entire vested account balance, which is generally a lump-sum cash payment. However, if any portion of such participant’s account is invested in the UBS Stock Fund, then the participant may elect to receive such portion in UBS shares. If the account balance is greater than $1,000, the participant may elect to defer the lump-sum distribution until a date not to extend beyond April 1 of the year following the year that the participant attains age 70 1/2.  Note age has changed to 72 for 2020 and if 73 if you reach age 72 after December 31, 2022.

A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan.

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Notes Receivable from Participants

Notes receivable from participants represent participant loans which are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. The $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The loan repayment shall not exceed a five-year period, except for loans related to the purchase of a primary residence. These loans shall not exceed 25 years. The interest rates on the loans range from 5.25% to 10.50%. All loans, including interest, are to be repaid in level amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.

Plan Termination

The Company has not expressed any intent to terminate the Plan, although it reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).

NOTE 3  FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instruments.

Level 1:   Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:   Unobservable inputs for the financial instrument

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Self Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.

Money market funds: Funds record their corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Preferred Stock: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Real Estate Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Participatory Note: Participatory notes are issued by registered FII to overseas investment and transferable by endorsement and delivery.

Short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

NOTE 3  FAIR VALUE MEASUREMENT (Continued)

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2022 and 2021.

At December 31, 2022, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 5,842,696	—	—	$5,842,696
Self Directed Brokerage Account	1,187,850,870	—	—	1,187,850,870
UBS Stock Fund	234,215,075	—	—	234,215,075
Common Stocks	1,329,909,837	—	—	1,329,909,837
Preferred Stock	2,739,708	—	—	2,739,708
Real Estate Funds	20,184,918	—	—	20,184,918
Participatory Note	—	2,904,637	—	2,904,637
	$2,780,743,104	$2,904,637	$ —	$2,783,647,741
Investments measured at NAV:
Money market funds(a)				$435,296,190
Short-term investment funds(b)				38,762,316
U.S. equity funds(c)				1,193,066,943
Non-U.S. equity funds(c)				332,927,840
U.S. bond funds(d)				553,113,447
Non-U.S. bond funds(e)				26,983,415
Target date funds(f)				1,930,326,647
Total investments, at NAV				$4,510,476,798
Total investments at fair value				$7,294,124,539

At December 31, 2021, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$3,199,900	—	—	$3,199,900
Self Directed Brokerage Account	1,494,697,613	—	—	1,494,697,613
UBS Stock Fund	224,113,049	—	—	224,113,049
Common Stocks	1,856,736,666	—	—	1,856,736,666
Preferred Stock	3,125,005	—	—	3,125,005
Real Estate Funds	27,914,251	—	—	27,914,251
Participatory Note	—	3,750,238	—	3,750,238
	$3,609,786,484	$3,750,238	$ —	$3,613,536,722
Investments measured at NAV:
Money market funds(a)				$393,600,861
Short-term investment funds(b)				34,336,657
U.S. equity funds(c)				1,440,071,967
Non-U.S. equity funds(c)				418,508,779
U.S. bond funds(d)				591,425,926
Non-U.S. bond funds(e)				32,996,445
Target date funds(f)				2,262,824,681
Total investments, at NAV				$5,173,765,316
Total investments at fair value				$8,787,302,038

(a)  Money market funds are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.

(b) Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality. Under normal circumstances, there are no redemption restrictions; redemptions can be made daily with no notice period required. Plan sponsor-initiated activity may require 15 days prior written notice for the short-term investment funds.

(c) Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

(d) U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(e) Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(f)   Target date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the Target Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.

The above provides a general description of the investments. Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

NOTE 4  RISKS AND UNCERTAINTIES

The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is quite possible for the value of investment securities to change in the near term. The changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5  RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2022, the Plan makes certain investments through the Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:

–     Notes receivable from participants are considered to be party-in-interest transactions.

–     Investments in certain funds sponsored by UBS Asset Management, a wholly owned subsidiary of the Plan sponsor, are considered to be party-in-interest transactions. The Plan offers UBS mutual funds, a collective investment trust, and a separately managed account as part of the investment fund line-up.

–     The Plan invests in common stock of UBS Group AG. These transactions qualify as party-in-interest transactions. The Plan received a total common stock dividends payment of $ 6,362,200 for 2022.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

Note 6  TAX STATUS

The Plan is a result of the merger and renaming of the SIP Plan and the Plus Plan, effective January 1, 2015. Both the SIP Plan and the Plus Plan have a current favorable determination letter issued by the IRS, dated July 29, 2014, and September 9, 2014, respectively, stating that the SIP Plan and the Plus Plan are qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

The IRS announced in 2015 (in its Announcement 2015-19) that it is discontinuing the determination letter program, except in certain limited circumstances. However, it subsequently noted (in Notice 2016-03) that determination letters issued prior to January 4, 2016, in response to a timely submission will no longer have an expiration date. Thus, the favorable letters issued to the SIP Plan and the Plus Plan continues to be entirely valid on an ongoing basis.

Although the Plus Plan no longer exists by reason of its merger into the Plan, the favorable determination letter issued to it still constitutes evidence that it was qualified as to form on the date of merger.

The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

In addition, UBS AG (the Plan Sponsor) and fiduciaries (as applicable) continue to routinely consult with outside benefits counsel and other appropriate third parties to ensure that (i) required amendments to the Plan are adopted on a timely basis, and (ii) any discretionary amendments to the Plan conform to all applicable legal requirements. In the absence of a determination letter program, this sort of ongoing due diligence will necessarily replace formal regulatory approval from the IRS for all sponsors of all qualified retirement plans in the United States. If the IRS were ever to re-open the determination letter program in whole or in part, the Plan sponsor would avail itself of that option. From the perspective of operational compliance, the suspension of the determination letter program has no implications, since a favorable letter only applies to the form of a plan document. However, the Plan’s sponsor (as settlor) and fiduciaries continue to take all appropriate steps in accordance with their respective roles to safeguard the qualified status of the Plan as a matter of operation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

Note 7  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$7,438,151,041	$8,925,725,081
Less: Benefits payable to participants	(2,683,875)	(3,348,450)
Net assets available for benefits per Form 5500	$7,435,467,166	$8,922,376,631

The accompanying financial statements present benefits distributions to participants on cash basis.  The Form 5500 requires benefits distributions to be reported as a benefits payable in the plan year.  Therefore, the adjustment from cash basis to accrual basis for benefits distributions represents a reconciling item.

The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2022:

Net increase/(Decrease) in net assets available for benefits per the financial statements	$(1,487,574,040)
Add: Benefits payable to participants at December 31,2021	3,348,450
Less: Benefits payable to participants at December 31,2022	(2,683,875)
Net increase/(Decrease) in net assets per Form 5500	$(1,486,909,465)

NOTE 8  SUBSEQUENT EVENTS

In March 2023, UBS Group AG (“UBS”) entered into an agreement to acquire Credit Suisse Group AG by means of a statutory merger under Swiss law in which Credit Suisse Group AG will merge with UBS. Upon closing of the transaction on June 12, 2023, UBS is the surviving entity. This transaction has not resulted in any immediate impact to the Plan. However, future impact is possible to these plans as the integration of the entities moves forward.

SUPPLEMENTAL SCHEDULE

UBS 401(K) PLAN

EIN: 13-2638166

Plan #: 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2022

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Non-Interest Bearing Cash - USD
BRL - Brazilian real	0.130	0.13	0.13
GBP - British pound sterling	114,559.610	115,977.77	114,559.61
CAD - Canadian dollar	22,177.470	22,063.74	22,177.47
DKK - Danish krone	-12.670	-12.49	-12.67
EUR - Euro	136,110.730	136,032.38	136,110.73
CNH - HK offshore Chinese Yuan Renminbi	34,458.330	34,126.14	34,458.33
HKD - Hong Kong dollar	0.110	0.11	0.11
JPY - Japanese yen	9,131.310	8,930.93	9,131.31
MXN - Mexican peso	6.020	5.96	6.02
SGD - Singapore dollar	12,410.770	12,285.32	12,410.77
ZAR - South African rand	23.900	28.27	23.90
SEK - Swedish krona	-32.820	-37.69	-32.82
CHF - Swiss franc	81,193.630	80,253.17	81,193.63
USD - United States dollar	-16,659.050	-16,659.05	-16,659.05
Total - all currencies		392,994.69	393,367.47
Total Non-Interest Bearing Cash - USD		392,994.69	393,367.47

Receivables - Other - USD
Pending foreign exchange purchases: United States dollar	0.000	200,380.80	200,380.80
Total - all currencies		200,380.80	200,380.80

Pending trade sales: British pound sterling	0.000	59,712.97	59,685.68
Pending trade sales: Euro	0.000	170,393.95	171,260.49
Pending trade sales: United States dollar	0.000	1,830,595.52	1,830,595.52
Total - all currencies		2,060,702.44	2,061,541.69
Total Receivables - Other USD		2,261,083.24	2,261,922.49

Interest Bearing Cash - USD
USD - United States dollar	0.340	0.34	0.34
Total - all currencies		0.34	0.34
Total Interest Bearing Cash - USD		0.34	0.34

Corporate Stock - Preferred
Germany - EUR
DR. ING. H.C. F. NON-VTG PRF NPV SEDOL : BJN59B8	12,848.000	1,036,284.92	1,299,214.77
PORSCHE AUTO HL SE NON VTG PRF NPV SEDOL : 7101069	4,091.000	362,089.48	223,720.00
VOLKSWAGEN AG NON VTG PRF NPV SEDOL : 5497168	9,793.000	1,845,707.91	1,216,772.97
Total Germany - EUR		3,244,082.31	2,739,707.74
Total Corporate Stock - Preferred		3,244,082.31	2,739,707.74

Corporate Stock - Common
Belgium - EUR
ARGEN X SE SEDOL : BNHKYX4	87.000	25,890.75	32,339.92
UCB NPV SEDOL : 5596991	28,844.000	3,162,570.50	2,264,453.52
Total Belgium - EUR		3,188,461.25	2,296,793.44
Canada - CAD
CANADIAN PAC RY LT COM NPV SEDOL : 2793115	57,300.000	3,536,858.08	4,269,113.25
CDN NATL RAILWAYS COM NPV SEDOL : 2180632	17,648.000	2,185,626.03	2,094,914.44
KINAXIS INC COM NPV SEDOL : BN85P68	5,200.000	745,101.37	582,997.16
Total Canada - CAD		6,467,585.48	6,947,024.85
Canada - USD
CAMECO CORP COM CUSIP : 13321L108	102,964.000	1,055,982.72	2,334,193.88
FIRSTSERVICE CORP COM NPV CUSIP : 33767E202	9,556.000	859,644.21	1,171,087.80
WHITECAP RES INC COM NEW CUSIP : 96467A200	230,323.000	1,928,419.95	1,831,067.85
Total Canada - USD		3,844,046.88	5,336,349.53
China - CNH
WULIANGYE YIBIN CO. LTD. 'A'CNY1 (STOCK CONNECT) SEDOL : BD5CPG2	65,600.000	1,643,436.510	1,713,184.13
Total China - CNH		1,643,436.51	1,713,184.13
China - HKD
ANTA SPORTS PRODUC HKD0.10 SEDOL : B1YVKN8	66,400.000	802,849.76	870,309.23
Total China - HKD		802,849.76	870,309.23
China - USD
ADR ALIBABA GRP HLDG LTD SPON ADS E ACH REP 8 ORD SHS ADS SEDOL : BP41ZD1	36,282.000	3,171,933.99	3,196,081.38
ADR PROSUS N.V. ADR NASPERS NEWCO-ADR CUSIP : 74365P108	558,882.000	8,609,301.15	7,673,449.86
Total China - USD		11,781,235.14	10,869,531.24
Denmark - DKK
NOVO-NORDISK AS DKK0.2 SERIES'B' SEDOL : BHC8X90	18,807.000	2,060,093.00	2,531,766.04
Total Denmark - DKK		2,060,093.00	2,531,766.04
Denmark - USD
ADR ASCENDIS PHARMA A/S SPONSORED ADR SEDOL : BV9G6B8	16,905.000	2,412,061.60	2,064,607.65
ADR NOVO-NORDISK A S ADR SEDOL : 2651202	4,446.000	497,214.73	601,721.64
Total Denmark - USD		2,909,276.33	2,666,329.29

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
France - EUR
AIR LIQUIDE(L') EUR5.50 SEDOL : B1YXBJ7	29,558.000	3,622,445.73	4,176,661.05
AIRBUS SE EUR1 SEDOL : 4012250	15,411.000	1,866,332.70	1,825,989.38
BNP PARIBAS EUR2 SEDOL : 7309681	92,591.000	5,466,950.49	5,262,045.38
CAPGEMINI EUR8 SEDOL : 4163437	11,490.000	2,213,476.60	1,912,368.63
ESSILORLUXOTTICA EUR 0.18 SEDOL : 7212477	2,721.000	465,740.44	491,354.69
LVMH MOET HENNESSY LOUIS VUITTON SE EUR0.30 SEDOL : 4061412	2,773.000	1,830,742.68	2,012,153.52
PERNOD RICARD NPV EUR 1.55 SEDOL : 4682329	4,540.000	868,509.49	890,326.71
SAFRAN SA EUR0.20 SEDOL : B058TZ6	5,218.000	542,418.59	651,117.07
Total France - EUR		16,876,616.72	17,222,016.43
France - USD
ADR SAFRAN ADR CUSIP : 786584102	440,413.000	13,593,639.03	13,758,502.12
Total France - USD		13,593,639.03	13,758,502.12
Germany - EUR
ALLIANZ SE NPV(REGD)(VINKULIERT) SEDOL : 5231485	9,222.000	2,083,029.07	1,977,294.04
DEUTSCHE BOERSE AG NPV(REGD) SEDOL : 7021963	29,266.000	2,759,825.33	5,041,190.41
DEUTSCHE POST AG NPV(REGD) SEDOL : 4617859	9,139.000	564,302.50	343,131.60
DEUTSCHE TELEKOM NPV(REGD) SEDOL : 5842359	245,056.000	4,264,253.33	4,874,508.71
Total Germany - EUR		9,671,410.23	12,236,124.76
Hong Kong - HKD
AIA GROUP LTD NPV SEDOL : B4TX8S1	23,400.000	248,830.76	260,234.85
Total Hong Kong - HKD		248,830.76	260,234.85
India - USD
GENPACT LIMITED COM STK USD0.01 CUSIP : G3922B107	26,033.000	1,204,299.76	1,205,848.56
RELIANCE INDS SPON GDR EACH RP 2 ORD 144A SEDOL : B16CYP9	27,300.000	1,367,411.30	1,678,950.00
Total India - USD		2,571,711.06	2,884,798.56
Ireland - USD
ICON PLC COM SEDOL : B94G471	2,825.000	677,647.83	548,756.25
Total Ireland - USD		677,647.83	548,756.25
Israel - USD
ADR NICE LTD SPONSORED ADR CUSIP : 653656108	8,544.000	1,374,460.52	1,643,011.20
CYBER-ARK SOFTWARE LTD COM ILS0.01 CUSIP : M2682V108	18,400.000	2,994,538.36	2,385,560.00
WIX.COM LTD COM ILS0.01 CUSIP : M98068105	29,519.000	2,411,896.62	2,267,944.77
Total Israel - USD		6,780,895.50	6,296,515.97
Italy - EUR
INTESA SANPAOLO NPV SEDOL : 4076836	769,010.000	2,099,035.43	1,705,468.62
Total Italy - EUR		2,099,035.43	1,705,468.62
Japan - USD
ADR DAIICHI SANKYO CO LTD SPONSORED ADR LEVEL 1 SPONSORED ADR LEVEL 1 SEDOL : B3NC337	64,087.000	1,562,995.02	2,062,960.53
Total Japan - USD		1,562,995.02	2,062,960.53
Korea, Republic of - USD
COUPANG INC SEDOL : BNYHDF3	132,306.000	3,926,015.72	1,946,221.26
Total Korea, Republic of – USD		3,926,015.72	1,946,221.26
Netherlands - EUR
ADYEN NV EUR0.01 SEDOL : BZ1HM42	370.000	553,936.92	508,766.66
ARGENX SE EUR0.10 SEDOL : BQ1SSZ5	183.000	55,590.76	68,494.08
ING GROEP N.V. EUR0.01 SEDOL : BZ57390	279,386.000	3,440,776.12	3,395,613.89
Total Netherlands - EUR		4,050,303.80	3,972,874.63
Netherlands - USD
ADR ARGENX SE SPONSORED ADS SEDOL : BDVLM39	13,215.000	3,388,034.96	5,006,238.45
ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT) SEDOL : B908F01	14,856.000	3,917,955.52	8,117,318.40
AERCAP HOLDINGS N.V. EUR0.01 CUSIP : N00985106	150,622.000	7,996,156.13	8,784,275.04
ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG ORD SH CUSIP : 780259305	148,744.000	7,946,936.39	8,470,970.80
Total Netherlands - USD		23,249,083.00	30,378,802.69
Russian Federation - USD
MMC NORILSK NICKEL ADR EACH REPR 1/10 SHARE (S SEDOL : BYSW6D0	86,763.000	2,758,734.52	163,982.07
SBERBANK OF RUSSIA SPON ADR SEDOL : B5SC091	338,916.000	5,689,220.14	15,352.90
Total Russian Federation - USD		8,447,954.66	179,334.97
Singapore - SGD
DBS GROUP HLDGS NPV SEDOL : 6175203	50,737.000	1,184,646.21	1,283,178.53
UTD O/S BANK NPV SEDOL : 6916781	62,023.000	1,319,697.58	1,419,703.33
Total Singapore - SGD		2,504,343.79	2,702,881.86
South Africa - USD
NASPERS SPON ADR EACH REP 0.2 ORD SHS (P/S)CL N CUSIP : 631512209	58,871.000	2,393,765.51	1,942,743.00
Total South Africa - USD		2,393,765.51	1,942,743.00
Spain - EUR
FERROVIAL SA EUR0.2 SEDOL : B038516	52,104.000	1,466,536.18	1,360,727.74
Total Spain - EUR		1,466,536.18	1,360,727.74
Spain - GBP
INTERNATIONAL CONSOLIDATED AIRLINE ORD EUR0.10 SEDOL : B5M6XQ7	327,056.000	881,946.56	487,206.01
Total Spain - GBP		881,946.56	487,206.01

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
Sweden - USD
ADR EVOLUTION AB ADR UNSP ADR EACH REPR 1 ORD CUSIP : 30051E104	19,983.000	2,758,892.96	1,955,336.55
SPOTIFY TECHNOLOGY S A COM EUR0.025 SEDOL : BFZ1K46	26,329.000	4,450,056.36	2,078,674.55
Total Sweden - USD		7,208,949.32	4,034,011.10
Switzerland - CHF
ALCON INC SEDOL : BJT1GR5	33,439.000	2,602,393.82	2,283,480.35
BARRY CALLEBAUT AG CHF62.2000 (REGD) SEDOL : 5476929	461.000	1,152,775.72	911,337.01
MEDACTA GROUP SA CHF0.10 SEDOL : BJYLTQ0	7,559.000	444,260.02	841,522.91
NESTLE SA CHF0.10(REGD) SEDOL : 7123870	20,564.000	1,613,982.03	2,381,352.10
RICHEMONT(CIE FIN) CHF1 (REGD) SEDOL : BCRWZ18	23,136.000	2,547,468.40	2,998,277.56
Total Switzerland - CHF		8,360,879.99	9,415,969.93
Switzerland - USD
UBS GROUP AG COMMON STOCK CUSIP : H42097107	12,545,251.000	215,296,903.12	234,219,836.17
Total Switzerland - USD		215,296,903.12	234,219,836.17
Taiwan - USD
ADR TAIWAN SEMICONDUCTOR MANUFACTURING SPON ADS EACH REP 5 ORD TWD10 SEDOL : 2113382	1,571.000	130,432.27	117,023.79
Total Spain - GBP		130,432.27	117,023.79
United Kingdom - GBP
ASTRAZENECA ORD USD0.25 SEDOL : 0989529	7,588.000	982,079.47	1,023,934.87
BAE SYSTEMS ORD GBP0.025 SEDOL : 0263494	118,365.000	1,082,630.59	1,218,783.72
BARCLAYS PLC ORD GBP0.25 SEDOL : 3134865	1,738,594.000	4,263,095.38	3,315,215.90
DIAGEO ORD PLC SEDOL : 0237400	46,194.000	2,201,119.97	2,028,187.08
SHELL PLC ORD EUR0.07 SEDOL : BP6MXD8	151,409.000	4,054,483.77	4,236,341.66
TESCO ORD GBP0.0633333 SEDOL : BLGZ986	205,313.000	664,587.90	553,709.07
UNILEVER PLC ORD GBP0.031111 SEDOL : B10RZP7	27,415.000	1,243,850.94	1,379,119.36
Total United Kingdom - GBP		14,491,848.02	13,755,291.66
United Kingdom - USD
ADR ASTRAZENECA PLC SPONSORED ADR UNITEDKINGDOM SEDOL : 2989044	19,460.000	1,185,716.72	1,319,388.00
ADR IMMUNOCORE HLDGS PLC ADS CUSIP : 45258D105	26,400.000	1,181,266.07	1,506,648.00
Total United Kingdom - USD		2,366,982.79	2,826,036.00
United States - EUR
LINDE PLC COM EUR0.001 SEDOL : BYWD9S5	17,558.000	2,121,589.27	5,723,759.50
Total United States - EUR		2,121,589.27	5,723,759.50
United States - USD
#REORG/ IAA SPINCO INC CASH & STK MRGR RITCHIE BROS AUCTIONEERS 2763789 3-20-23 SEDOL : BJF8Q81	35,300.000	1,312,016.20	1,412,000.00
ACADIA HEALTHCARE CO INC COM CUSIP : 00404A109	26,165.000	1,367,848.38	2,153,902.80
ACCENTURE PLC SHS CL A NEW SEDOL : B4BNMY3	8,099.000	2,233,158.53	2,161,137.16
ADVANCED DRAIN SYS INC DEL COM CUSIP : 00790R104	15,527.000	1,715,932.88	1,272,748.19
ADVANCED MICRO DEVICES INC COM SEDOL : 2007849	36,883.000	1,837,141.62	2,388,911.91
AECOM SEDOL : B1VZ431	22,359.000	1,439,945.20	1,898,949.87
AFFIRM HLDGS INC CL A CL A SEDOL : BMF9NM8	38,132.000	1,334,583.51	368,736.44
ALARM COM HLDGS INC COM CUSIP : 011642105	24,347.000	1,637,135.11	1,204,689.56
ALASKA AIR GROUP INC COM SEDOL : 2012605	32,800.000	1,899,944.53	1,408,432.00
ALLETE INC COM NEW SEDOL : B02R1L6	29,600.000	1,954,979.44	1,909,496.00
ALLOGENE THERAPEUTICS INC COM CUSIP : 019770106	91,716.000	2,056,938.80	576,893.64
ALPHABET INC CAP STK USD0.001 CL C CUSIP : 02079K107	216,012.000	16,031,087.21	19,166,744.76
ALPHABET INC CAPITAL STOCK USD0.001 CL A CUSIP : 02079K305	372,539.000	22,132,178.20	32,869,115.97
ALTERYX INC COM CL A COM CL A CUSIP : 02156B103	48,837.000	3,315,900.05	2,474,570.79
AMAZON COM INC COM CUSIP : 023135106	529,724.000	42,958,120.67	44,496,816.00
AMBARELLA INC SHS CUSIP : G037AX101	13,480.000	1,050,142.47	1,108,460.40
AMER FINL GROUP INC OH COM STK SEDOL : 2134532	14,380.000	2,063,024.40	1,974,086.40
AMERESCO INC CUSIP : 02361E108	50,237.000	3,062,510.00	2,870,542.18
AMPHENOL CORP NEW CL A SEDOL : 2145084	82,527.000	6,411,564.00	6,283,605.78
ANTERO RES CORP COM SEDOL : BFD2WR8	44,671.000	1,604,935.35	1,384,354.29
AON PLC SEDOL : BLP1HW5	44,619.000	7,461,998.83	13,391,946.66
APARTMENT INCOME REIT CORP COM SEDOL : BN6QGL5	65,870.000	3,285,695.65	2,259,999.70
APPLE INC COM STK SEDOL : 2046251	214,713.000	12,961,491.90	27,897,660.09
ARAMARK COM SEDOL : BH3XG17	49,088.000	1,843,395.39	2,029,297.92
ARCOSA INC COM SEDOL : BGPZ5W8	2,986.000	171,554.31	162,259.24
ARES MANAGEMENT LP COM SHS REPSTG LTD PARTNER CUSIP : 03990B101	20,048.000	807,230.82	1,372,085.12
ARISTA NETWORKS INC COM SEDOL : BN33VM5	40,325.000	4,854,153.63	4,893,438.75
ARTISAN PARTNERS ASSET MGMT INC CL A CL A SEDOL : B8FW545	49,000.000	1,877,471.24	1,455,300.00
ARVINAS INC COM CUSIP : 04335A105	29,151.000	1,268,632.06	997,255.71
ASBURY AUTOMOTIVE GROUP INC COM SEDOL : 2855855	9,000.000	1,451,122.96	1,613,250.00
ASPEN AEROGELS INC COM CUSIP : 04523Y105	68,852.000	2,609,390.47	811,765.08
ASTEC INDS INC COM CUSIP : 046224101	18,276.000	881,812.54	743,102.16
ATKORE INC SEDOL : BDHF495	9,103.000	542,455.39	1,032,462.26
ATLANTIC UN BANKSHARES CORP COM SEDOL : BFZ9DB8	54,000.000	1,973,230.31	1,897,560.00

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
ATRICURE INC COM STK CUSIP : 04963C209	51,644.000	2,514,051.72	2,291,960.72
AVANTOR INC COM SEDOL : BJLT387	122,340.000	2,217,841.99	2,580,150.60
AXCELIS TECHNOLOGIES INC COM NEW COM NEW SEDOL : BD420Q8	16,115.000	1,026,321.96	1,278,886.40
AXON ENTERPRISE INC COM CUSIP : 05464C101	18,529.000	1,691,771.48	3,074,516.97
AZENTA INC COM USD0.01 CUSIP : 114340102	60,103.000	2,890,765.46	3,499,196.66
BECTON DICKINSON & CO COM SEDOL : 2087807	23,510.000	5,861,190.80	5,978,593.00
BELDEN INC COM SEDOL : B01WL78	22,000.000	1,198,118.66	1,581,800.00
BERKLEY W R CORP COM SEDOL : 2093644	17,922.000	1,148,884.32	1,300,599.54
BERRY GLOBAL GROUP INC COM USD0.01 SEDOL : B8BR3H3	32,145.000	1,733,952.17	1,942,522.35
BJS WHSL CLUB HLDGS INC COM SEDOL : BFZNZF8	19,835.000	1,298,597.45	1,312,283.60
BK HAW CORP COM SEDOL : 2074070	26,900.000	2,053,110.24	2,086,364.00
BLACK HILLS CORP COM SEDOL : 2101741	23,135.000	1,784,508.87	1,627,315.90
BLACKSTONE MTG TR INC COM CL A COM CL A SEDOL : B94QHZ0	74,000.000	2,289,617.19	1,566,580.00
BLOOMIN BRANDS INC COM SEDOL : B847RJ0	187,122.000	3,845,705.32	3,764,894.64
BLUEPRINT MEDICINES CORP COM CUSIP : 09627Y109	11,035.000	1,152,248.64	483,443.35
BOISE CASCADE CO COM CUSIP : 09739D100	38,288.000	1,382,227.79	2,629,236.96
BOOKING HLDGS INC COM SEDOL : BDRXDB4	2,413.000	4,385,416.17	4,862,870.64
BRINKS CO COM CUSIP : 109696104	40,615.000	2,905,080.43	2,181,431.65
BRUNSWICK CORP COM SEDOL : 2149309	18,800.000	1,518,772.66	1,355,104.00
BUILDERS FIRSTSOURCE INC COM STK SEDOL : B0BV2M7	66,904.000	3,105,149.47	4,340,731.52
BURLINGTON STORES INC COM CUSIP : 122017106	7,514.000	1,623,762.56	1,523,538.64
BWX TECHNOLOGIES INC COM CUSIP : 05605H100	94,385.000	4,905,728.15	5,481,880.80
CACI INTL INC CL A CL A SEDOL : 2159267	5,784.000	1,708,049.62	1,738,612.56
CACTUS INC CL A CL A SEDOL : BF1GM16	32,000.000	1,823,922.35	1,608,320.00
CADENCE DESIGN SYS INC COM SEDOL : 2302232	27,000.000	4,445,733.82	4,337,280.00
CAESARS ENTMT INC NEW COM SEDOL : BMWWGB0	25,100.000	1,837,006.05	1,044,160.00
CAPITAL ONE FINL CORP COM CUSIP : 14040H105	103,101.000	8,962,500.40	9,584,268.96
CARLYLE GROUP INC COM CUSIP : 14316J108	32,430.000	1,004,364.03	967,711.20
CASELLA WASTE SYS INC CL A COM STK CUSIP : 147448104	18,691.000	1,444,758.18	1,482,383.21
CASTLE BIOSCIENCES INC COM CUSIP : 14843C105	31,204.000	1,339,290.50	734,542.16
CERTARA INC COM CUSIP : 15687V109	57,853.000	1,307,420.67	929,697.71
CF INDS HLDGS INC COM CUSIP : 125269100	16,831.000	1,136,173.85	1,434,001.20
CHARLES RIV LABORATORIES INTL INC COM CUSIP : 159864107	7,077.000	1,945,434.60	1,542,078.30
CHART INDS INC COM PAR $0.01 COM PAR $0.01 CUSIP : 16115Q308	44,820.000	4,782,720.56	5,164,608.60
CHARTER COMMUNICATIONS INC NEW CL A CL A CUSIP : 16119P108	7,983.000	2,500,515.81	2,707,035.30
CHEMED CORP NEW COM CUSIP : 16359R103	5,663.000	2,712,627.17	2,890,565.09
CHESAPEAKE ENERGY CORP COM NEW 01/2021 CUSIP : 165167735	30,656.000	1,964,989.38	2,893,006.72
CHILDRENS PL INC NEW COM CUSIP : 168905107	28,998.000	2,225,534.67	1,056,107.16
CHIPOTLE MEXICAN GRILL INC COM STK SEDOL : B0X7DZ3	2,136.000	1,870,373.61	2,963,678.64
CHORD ENERGY CORPORATION COM USD0.01 SEDOL : BLDDYB1	9,660.000	1,244,450.96	1,321,584.60
CHURCHILL DOWNS INC COM CUSIP : 171484108	12,001.000	1,840,655.04	2,537,371.43
CIENA CORP COM NEW SEDOL : B1FLZ21	39,200.000	2,298,619.19	1,998,416.00
CINEMARK HLDGS INC COM SEDOL : B1W7RQ0	81,300.000	1,404,574.08	704,058.00
CITIGROUP INC COM NEW COM NEW CUSIP : 172967424	297,780.000	17,453,304.83	13,468,589.40
CIVITAS RES INC COM SEDOL : BMG9GG2	23,276.000	1,531,975.30	1,348,378.68
CLEAN HBRS INC COM SEDOL : 2202473	15,407.000	1,690,292.11	1,758,246.84
CLEARWATER ANALYTICS HLDGS INC CL A CL A CUSIP : 185123106	108,771.000	1,963,164.52	2,039,456.25
COGNEX CORP COM CUSIP : 192422103	25,194.000	1,723,908.29	1,186,889.34
COMCAST CORP NEW-CL A CUSIP : 20030N101	385,731.000	14,333,542.81	13,489,013.07
CONOCOPHILLIPS COM CUSIP : 20825C104	100,319.000	9,882,136.35	11,837,642.00
CONSOL ENERGY INC NEW COM SEDOL : BF4L070	25,550.000	1,017,390.63	1,660,750.00
COTY INC COM CL A COM CL A SEDOL : BBBSMJ2	244,601.000	2,132,399.88	2,093,784.56
CRANE NXT CO COM USD1.00 SEDOL : BQ7W2W6	16,752.000	1,218,349.70	1,682,738.40
CROWN HLDGS INC COM CUSIP : 228368106	30,127.000	2,252,486.87	2,476,740.67
CURTISS WRIGHT CORP COM SEDOL : 2241205	12,395.000	1,623,675.98	2,069,841.05
DAVE & BUSTERS ENTMT INC COM CUSIP : 238337109	51,219.000	1,805,526.24	1,815,201.36
DENBURY INC NEW COM CUSIP : 24790A101	14,945.000	935,353.97	1,300,513.90
DIGITALOCEAN HLDGS INC COM CUSIP : 25402D102	58,004.000	2,582,674.48	1,477,361.88
DIODES INC COM SEDOL : 2270500	17,900.000	1,294,042.67	1,362,906.00
DISH NETWORK CORP CL A COM STK CUSIP : 25470M109	253,456.000	8,675,259.57	3,558,522.24
DOLLAR GEN CORP NEW COM SEDOL : B5B1S13	24,514.000	3,924,638.84	6,036,572.50
DUCKHORN PORTFOLIO INC COM CUSIP : 26414D106	110,964.000	2,344,617.31	1,838,673.48
DXC TECHNOLOGY CO COM SEDOL : BYXD7B3	72,700.000	2,292,644.84	1,926,550.00
DYNATRACE INC COM CUSIP : 268150109	51,340.000	2,596,392.39	1,966,322.00

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
EAST WEST BANCORP INC COM SEDOL : 2487407	26,478.000	2,091,044.94	1,744,900.20
ELASTIC N V COM USD0.01 CUSIP : N14506104	35,143.000	2,330,258.60	1,809,864.50
ELEVANCE HEALTH INC CUSIP : 036752103	13,369.000	4,038,663.70	6,857,895.93
ELI LILLY & CO COM SEDOL : 2516152	20,038.000	6,524,190.24	7,330,701.92
EMCOR GROUP INC COM SEDOL : 2474164	10,616.000	1,195,425.63	1,572,335.76
ENCOMPASS HEALTH CORP COM USD0.01 SEDOL : BYX2YJ7	75,206.000	3,980,140.27	4,498,070.86
ENPRO INDS INC COM SEDOL : 2951292	13,958.000	1,382,735.02	1,517,095.02
ENTEGRIS INC COM CUSIP : 29362U104	18,014.000	1,099,079.60	1,181,538.26
ESSENT GROUP LTD COM STK CUSIP : G3198U102	32,357.000	1,023,580.04	1,258,040.16
EURONET WORLDWIDE INC COM CUSIP : 298736109	44,910.000	5,711,114.29	4,238,605.80
EVOQUA WATER TECHNOLOGIES CORP COM CUSIP : 30057T105	89,779.000	3,508,925.46	3,555,248.40
FEDERATED HERMES INC COM NPV CLASS B SEDOL : 2246288	30,900.000	1,051,682.52	1,121,979.00
FIRST AMERN FINL CORP COM STK SEDOL : B4NFPK4	26,037.000	1,290,766.05	1,362,776.58
FIRST BANCORP N C COM CUSIP : 318910106	73,550.000	3,119,769.17	3,150,882.00
FISERV INC COM SEDOL : 2342034	124,591.000	12,470,748.44	12,592,412.37
FLEX LTD COM USD0.01 SEDOL : 2353058	109,643.000	2,026,937.78	2,352,938.78
FOOT LOCKER INC COM SEDOL : 2980906	39,881.000	1,463,649.82	1,507,102.99
FORMFACTOR INC COM STK SEDOL : 2891826	56,294.000	2,012,201.44	1,251,415.62
FORTINET INC COM SEDOL : B5B2106	31,371.000	1,058,527.59	1,533,728.19
FORWARD AIR CORP COM SEDOL : 2510790	41,343.000	4,391,832.13	4,336,467.27
FOX FACTORY HLDG CORP COM CUSIP : 35138V102	16,415.000	2,425,865.30	1,497,540.45
FRESHPET INC COM CUSIP : 358039105	16,037.000	981,089.34	846,272.49
FTI CONSULTING INC COM SEDOL : 2351449	11,100.000	1,761,391.94	1,762,680.00
GENERAL ELECTRIC CO COM USD0.01(POST REV SPLIT) CUSIP : 369604301	192,465.000	14,457,341.88	16,126,642.35
GLOBAL PMTS INC COM SEDOL : 2712013	44,597.000	7,682,433.76	4,429,374.04
GLOBUS MED INC CL A NEW COM STK CUSIP : 379577208	19,500.000	1,451,851.42	1,448,265.00
GOLDMAN SACHS GROUP INC COM CUSIP : 38141G104	52,205.000	12,131,728.80	17,926,152.90
GREEN PLAINS INC COM STK SEDOL : B11FJD6	44,221.000	1,377,800.68	1,348,740.50
GREENBRIER COS INC COM STK SEDOL : 2387530	42,491.000	1,765,196.28	1,424,723.23
GUIDEWIRE SOFTWARE INC COM USD0.0001 CUSIP : 40171V100	18,336.000	2,071,681.10	1,147,100.16
HALOZYME THERAPEUTICS INC COM CUSIP : 40637H109	36,229.000	652,182.20	2,061,430.10
HANOVER INS GROUP INC COM SEDOL : 2020415	10,400.000	1,273,334.68	1,405,352.00
HASHICORP INC COM USD0.000015 CL A SEDOL : BP0PQT0	29,240.000	1,818,393.24	799,421.60
HEALTHEQUITY INC COM CUSIP : 42226A107	34,452.000	1,976,499.78	2,123,621.28
HEICO CORP NEW CL A CL A CUSIP : 422806208	12,332.000	1,255,332.23	1,477,990.20
HERC HLDGS INC COM CUSIP : 42704L104	23,398.000	877,808.86	3,078,474.86
HILTON WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP : 43300A203	82,031.000	6,207,658.89	10,365,437.16
HOWMET AEROSPACE INC COM USD1.00 WI SEDOL : BKLJ8V2	54,925.000	1,973,110.18	2,164,594.25
HUMANA INC COM SEDOL : 2445063	10,080.000	3,433,491.20	5,162,875.20
HUNTINGTON INGALLS INDS INC COM SEDOL : B40SSC9	5,642.000	1,341,223.31	1,301,496.56
IAC INC COM NEW SEDOL : BNDYF48	62,036.000	7,029,777.47	2,754,398.40
IGM BIOSCIENCES INC COM CUSIP : 449585108	25,435.000	2,137,589.84	432,649.35
ILLUMINA INC COM SEDOL : 2613990	3,252.000	672,650.86	657,554.40
INGERSOLL RAND INC COM SEDOL : BL5GZ82	96,812.000	2,577,265.24	5,058,427.00
INSMED INC COM PAR $.01 CUSIP : 457669307	87,983.000	2,297,129.81	1,757,900.34
INSPIRE MED SYS INC COM CUSIP : 457730109	22,925.000	3,144,065.39	5,774,349.00
INSULET CORP COM STK CUSIP : 45784P101	14,041.000	3,353,866.33	4,133,529.99
INTELLIA THERAPEUTICS INC COM CUSIP : 45826J105	15,996.000	2,144,649.73	558,100.44
INTRA-CELLULAR THERAPIES INC COM CUSIP : 46116X101	25,018.000	1,186,550.73	1,323,952.56
INTUIT COM SEDOL : 2459020	36,121.000	10,143,226.03	14,059,015.62
INTUITIVE SURGICAL INC COM NEW STK SEDOL : 2871301	34,866.000	6,133,311.65	9,251,693.10
IRONWOOD PHARMACEUTICALS INC COM CL A SEDOL : B3MZ6K5	133,700.000	1,586,737.52	1,656,543.00
ITT INC COM SEDOL : BZBY209	24,710.000	1,845,037.05	2,003,981.00
JABIL INC COM USD0.001 SEDOL : 2471789	26,800.000	1,635,689.87	1,827,760.00
JACK HENRY & ASSOC INC COM CUSIP : 426281101	19,977.000	3,174,989.38	3,507,162.12
JAMF HLDG CORP COM CUSIP : 47074L105	98,695.000	3,722,927.96	2,102,203.50
JAZZ PHARMACEUTICALS PLC COM USD0.0001 SEDOL : B4Q5ZN4	11,472.000	1,878,505.12	1,827,604.32
JUNIPER NETWORKS INC COM SEDOL : 2431846	68,234.000	1,987,233.62	2,180,758.64
KBR INC COM CUSIP : 48242W106	81,499.000	3,850,926.34	4,303,147.20
KINSALE CAP GROUP INC COM SEDOL : BD1MGQ3	5,431.000	1,243,575.91	1,420,315.12
KIRBY CORP COM SEDOL : 2493534	24,868.000	1,794,886.98	1,600,255.80
KNIGHT-SWIFT TRANSN HLDGS INC CL A CLASSA COMMON STOCK USD0.01 SEDOL : BF0LKD0	33,177.000	1,970,586.48	1,738,806.57
KYMERA THERAPEUTICS INC COM CUSIP : 501575104	34,819.000	1,450,222.47	869,082.24
LANCASTER COLONY CORP COM CUSIP : 513847103	9,614.000	1,647,949.82	1,896,842.20
LATTICE SEMICONDUCTOR CORP COM CUSIP : 518415104	57,786.000	1,160,110.44	3,749,155.68
LESLIES INC COM CUSIP : 527064109	115,315.000	2,755,737.77	1,407,996.15
LIBERTY BROADBAND CORP COM SER A COM SERA CUSIP : 530307107	19,336.000	1,564,330.24	1,466,635.60
LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP : 530307305	129,776.000	13,053,006.90	9,898,015.52

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
LIBERTY MEDIA CORPORATION COM USD0.01 SER C FORMULA SEDOL : BD8QGD5	23,830.000	1,430,478.17	1,424,557.40
LINCOLN ELEC HLDGS INC COM CUSIP : 533900106	7,210.000	658,146.46	1,041,772.90
LIONS GATE ENTMT CORP CL B NON VTG NON VOTING SHS CL B SEDOL : BD8NB53	107,943.000	1,499,087.79	586,130.49
LIVANOVA PLC ORD GBP1.00 (DI) SEDOL : BYMT0J1	31,308.000	1,887,550.04	1,738,846.32
LIVE NATION ENTERTAINMENT INC SEDOL : B0T7YX2	43,466.000	3,496,548.30	3,031,318.84
LULULEMON ATHLETICA INC COM SEDOL : B23FN39	5,310.000	1,086,558.94	1,701,217.80
MACYS INC COM STK SEDOL : 2345022	64,017.000	1,526,389.59	1,321,951.05
MADDEN STEVEN LTD COM SEDOL : 2553911	43,300.000	1,410,815.56	1,383,868.00
MAGNITE INC COM CUSIP : 55955D100	114,403.000	1,648,519.34	1,211,527.77
MARRIOTT INTL INC NEW COM STK CL A CUSIP : 571903202	70,474.000	6,730,787.42	10,492,873.86
MARTIN MARIETTA MATLS INC COM CUSIP : 573284106	6,453.000	1,927,975.55	2,180,920.41
MASTEC INC COM CUSIP : 576323109	35,137.000	1,779,698.94	2,998,240.21
MASTERCARD INC CL A SEDOL : B121557	31,695.000	10,720,647.54	11,021,302.35
MATADOR RES CO COM CUSIP : 576485205	38,681.000	2,000,156.84	2,214,100.44
MATCH GROUP INC NEW COM SEDOL : BK80XH9	25,980.000	2,042,563.89	1,077,910.20
MAXLINEAR INC COMMON STOCK CUSIP : 57776J100	69,097.000	2,468,468.05	2,345,843.15
MEDPACE HLDGS INC COM CUSIP : 58506Q109	17,062.000	1,799,161.06	3,624,139.42
MEIRAGTX HOLDINGS PLC CUSIP : G59665102	60,059.000	1,207,170.11	391,584.68
MERCURY SYSTEMS INC CUSIP : 589378108	52,467.000	3,555,326.87	2,347,373.58
MERIT MED SYS INC COM CUSIP : 589889104	34,123.000	1,812,499.16	2,409,766.26
META PLATFORMS INC CUSIP : 30303M102	184,831.000	33,475,250.46	22,242,562.54
MGIC INVT CORP WIS COM SEDOL : 2548616	103,400.000	1,401,245.59	1,344,200.00
MGP INGREDIENTS INC NEW COM SEDOL : B6ZJTH3	13,400.000	1,165,190.52	1,425,492.00
MICROSOFT CORP COM SEDOL : 2588173	313,728.000	35,374,564.78	75,238,248.96
MKS INSTRS INC COM CUSIP : 55306N104	30,005.000	3,851,831.07	2,542,323.65
MOLSON COORS BEVERAGE COMPANY COM USD0.01 CLASS B SEDOL : B067BM3	32,940.000	1,755,628.85	1,697,068.80
MONGODB INC CL A CL A SEDOL : BF2FJ99	14,353.000	3,252,313.76	2,825,244.52
MONSTER BEVERAGE CORP NEW COM SEDOL : BZ07BW4	44,249.000	4,050,417.24	4,492,600.97
MORGAN STANLEY COM STK USD0.01 CUSIP : 617446448	96,535.000	5,843,512.06	8,207,405.70
NANOSTRING TECHNOLOGIES INC COM CUSIP : 63009R109	36,569.000	1,211,154.05	291,454.93
NATIONAL BK HLDGS CORP CL A COM STK CUSIP : 633707104	47,061.000	2,214,400.70	1,979,856.27
NATIONAL INSTRS CORP COM CUSIP : 636518102	48,871.000	2,017,890.50	1,803,339.90
NATIONAL VISION HLDGS INC COM CUSIP : 63845R107	134,259.000	4,336,827.27	5,203,878.84
NEOGENOMICS INC COM NEW COM NEW CUSIP : 64049M209	58,033.000	1,818,434.60	536,224.92
NETFLIX INC COM STK CUSIP : 64110L106	95,770.000	29,988,632.30	28,240,657.60
NEW FORTRESS INC CL A SHS REPSTG LTD LIABILITY CUSIP : 644393100	35,628.000	1,643,545.74	1,511,339.76
NEXSTAR MEDIA GROUP INC COMMON STOCK SEDOL : 2949758	9,034.000	1,704,910.75	1,581,221.02
NIKE INC CL B SEDOL : 2640147	22,891.000	2,438,147.37	2,678,475.91
NORWEGIAN CRUISE LINE HLDGS LTD COM USD0.001 SEDOL : B9CGTC3	101,251.000	2,165,841.00	1,239,312.24
NOVANTA INC NOVANTA INC CUSIP : 67000B104	11,708.000	1,178,876.28	1,590,765.96
NURIX THERAPEUTICS INC COM CUSIP : 67080M103	51,468.000	1,784,738.22	565,118.64
NUVASIVE INC COM SEDOL : B00GJC2	29,400.000	1,453,990.18	1,212,456.00
NVIDIA CORP COM SEDOL : 2379504	51,194.000	13,286,904.11	7,481,491.16
O-I GLASS INC COM SEDOL : BKLKXD2	110,136.000	1,450,119.77	1,824,953.52
OLD DOMINION FREIGHT LINE INC COM SEDOL : 2656423	4,802.000	1,297,529.91	1,362,711.56
OLIN CORP COM SEDOL : 2658526	40,000.000	2,106,078.08	2,117,600.00
OLLIES BARGAIN OUTLET HLDGS INC COM CUSIP : 681116109	37,136.000	2,322,579.26	1,739,450.24
ORGANON & CO COM SEDOL : BLDC8J4	71,000.000	2,396,169.52	1,983,030.00
OSHKOSH CORPORATION SEDOL : 2663520	16,562.000	1,627,905.17	1,460,602.78
OVINTIV INC COM USD0.01 CUSIP : 69047Q102	57,582.000	2,924,767.92	2,919,983.22
PACKAGING CORP AMER COM ISIN US6951561090 SEDOL : 2504566	14,860.000	2,089,910.40	1,900,742.60
PAGERDUTY INC COM CUSIP : 69553P100	54,824.000	1,696,203.77	1,456,125.44
PDC ENERGY INC COM SEDOL : B89M5F2	21,081.000	1,536,270.04	1,338,221.88
PELOTON INTERACTIVE INC SEDOL : BJ7WJS2	168,237.000	4,590,572.49	1,335,801.78
PENTAIR PLC COM USD0.01 SEDOL : BLS09M3	35,195.000	1,608,482.71	1,583,071.10
PENUMBRA INC COM CUSIP : 70975L107	12,018.000	2,287,750.54	2,673,524.28
PERFORMANCE FOOD GROUP CO COM CUSIP : 71377A103	176,594.000	7,494,287.67	10,311,323.66
PERRIGO COMPANY LIMITED COM EUR0.001 SEDOL : BGH1M56	59,400.000	2,293,478.75	2,024,946.00
PLANET FITNESS INC CL A CL A CUSIP : 72703H101	62,210.000	4,010,494.51	4,902,148.00
PMV PHARMACEUTICALS INC COM CUSIP : 69353Y103	34,795.000	728,119.37	302,716.50
POOL CORP COM STK CUSIP : 73278L105	6,540.000	2,326,798.56	1,977,238.20
PRESTIGE CONSUMER HEALTHCARE INC COM SEDOL : B0650P3	18,550.000	1,108,958.67	1,161,230.00
PROGRESS SOFTWARE CORP COM SEDOL : 2705198	31,235.000	1,514,376.00	1,575,805.75
PROSPERITY BANCSHARES INC COM SEDOL : 2310257	34,700.000	2,374,495.18	2,521,996.00
PULTE GROUP INC SEDOL : 2708841	46,500.000	2,006,882.58	2,117,145.00
PURE STORAGE INC CL A CL A CUSIP : 74624M102	186,507.000	4,480,880.00	4,990,927.32
PVH CORP COM USD1 SEDOL : B3V9F12	24,378.000	1,468,195.83	1,720,843.02
R1 RCM INC NEW CUSIP : 77634L105	142,127.000	3,602,683.67	1,556,290.65

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
RALPH LAUREN CORP CL A CL A SEDOL : B4V9661	20,661.000	2,298,244.31	2,183,247.87
REGAL REXNORD CORPORATION COM STK USD0.01 CUSIP : 758750103	25,264.000	2,471,355.70	3,031,174.72
REINSURANCE GROUP AMER INC COM NEW STK SEDOL : 2731193	11,399.000	1,248,567.18	1,619,683.91
RELAY THERAPEUTICS INC COM CUSIP : 75943R102	46,282.000	1,131,268.73	691,453.08
RELIANCE STL & ALUM CO COM SEDOL : 2729068	7,692.000	1,329,408.36	1,557,168.48
REPARE THERAPEUTICS INC COM CUSIP : 760273102	30,025.000	819,657.85	441,667.75
REPLIGEN CORP COM STK USD0.01 CUSIP : 759916109	23,524.000	2,947,341.92	3,982,848.44
REVOLVE GROUP INC CL A CL A CUSIP : 76156B107	49,883.000	2,661,411.90	1,110,395.58
RIVIAN AUTOMOTIVE INC SEDOL : BL98841	297,783.000	12,888,706.36	5,488,140.69
ROSS STORES INC COM SEDOL : 2746711	80,022.000	7,882,184.37	9,288,153.54
SAIA INC COM STK SEDOL : 2982399	8,394.000	2,036,314.28	1,760,053.92
SALESFORCE INC COM USD0.001 SEDOL : 2310525	41,402.000	5,373,178.61	5,489,491.18
SCHLUMBERGER LTD COM COM SEDOL : 2779201	113,547.000	4,381,294.03	6,070,222.62
SELECT MED HLDGS CORP COM SEDOL : B4MF0Q6	45,077.000	1,094,554.91	1,119,261.91
SERVICENOW INC COM USD0.001 SEDOL : B80NXX8	15,267.000	4,108,654.48	5,927,718.09
SHIFT4 PMTS INC CL A CL A CUSIP : 82452J109	56,886.000	2,550,974.71	3,181,633.98
SHOALS TECHNOLOGIES GROUP INC CL A CL A CUSIP : 82489W107	91,328.000	2,152,606.85	2,253,061.76
SIGNET JEWELERS LTD ORD USD0.18 SEDOL : B3CTNK6	25,670.000	1,540,714.05	1,745,560.00
SILK RD MED INC COM CUSIP : 82710M100	48,256.000	2,266,064.95	2,550,329.60
SIMPSON MFG INC COM CUSIP : 829073105	20,155.000	1,931,701.23	1,786,942.30
SIX FLAGS ENTMT CORP NEW COM CUSIP : 83001A102	87,329.000	3,039,049.21	2,030,399.25
SOLAREDGE TECHNOLOGIES INC COM CUSIP : 83417M104	7,535.000	2,240,884.66	2,134,439.45
SOUTHSTATE CORP COM SEDOL : BNFX071	28,600.000	2,306,045.52	2,183,896.00
STAAR SURGICAL CO COM NEW PAR $0.01 COM NEW PAR $0.01 CUSIP : 852312305	37,610.000	2,006,844.62	1,825,589.40
STEEL DYNAMICS INC COM SEDOL : 2849472	21,421.000	1,794,505.02	2,092,831.70
STERLING CHECK CORP COM CUSIP : 85917T109	65,900.000	1,511,610.91	1,019,473.00
STIFEL FINL CORP COM SEDOL : 2849234	24,155.000	1,511,089.77	1,409,927.35
STRYKER CORP SEDOL : 2853688	39,020.000	7,814,095.30	9,539,999.80
SUMO LOGIC INC COM CUSIP : 86646P103	316,542.000	3,417,661.10	2,563,990.20
SURGERY PARTNERS INC COM CUSIP : 86881A100	70,716.000	3,537,275.85	1,970,147.76
SYNOVUS FINL CORP COM NEW COM NEW SEDOL : BMH4NJ8	78,116.000	3,579,111.51	2,933,255.80
TAPESTRY INC COM USD0.01 SEDOL : BF09HX3	113,792.000	4,006,847.31	4,333,199.36
TECHNIPFMC PLC COM USD1 CUSIP : G87110105	195,591.000	1,700,891.62	2,384,254.29
TENABLE HLDGS INC COM CUSIP : 88025T102	66,226.000	2,100,433.66	2,526,521.90
TENET HEALTHCARE CORP COM NEW . SEDOL : B8DMK08	31,222.000	2,325,167.71	1,523,321.38
TEXAS CAP BANCSHARES INC DEL COM CUSIP : 88224Q107	31,532.000	2,235,207.88	1,901,694.92
THE CIGNA GROUP SEDOL : BHJ0775	47,142.000	8,894,477.42	15,620,030.28
THE TRADE DESK INC COM CL A COM CL A SEDOL : BD8FDD1	27,620.000	1,809,012.31	1,238,204.60
TIMKEN CO COM SEDOL : 2892807	22,445.000	1,617,229.22	1,586,188.15
TOPBUILD CORP COM CUSIP : 89055F103	9,591.000	1,256,584.49	1,500,895.59
TRAVEL + LEISURE CO COM USD0.01 SEDOL : BMXYT16	31,900.000	1,845,518.72	1,161,160.00
TREX CO INC COM CUSIP : 89531P105	32,547.000	1,529,691.42	1,377,714.51
TWIST BIOSCIENCE CORP COM CUSIP : 90184D100	20,801.000	1,501,149.38	495,271.81
UGI CORP NEW COM SEDOL : 2910118	49,700.000	1,801,017.97	1,842,379.00
UNITEDHEALTH GROUP INC COM SEDOL : 2917766	69,752.000	19,246,781.55	36,981,115.36
UNIVAR SOLUTIONS INC SEDOL : BZ07PN3	53,099.000	1,710,743.46	1,688,548.20
UNIVERSAL DISPLAY CORP COM CUSIP : 91347P105	26,756.000	3,628,699.64	2,890,718.24
UNUM GROUP SEDOL : 2433842	53,420.000	1,686,923.31	2,191,822.60
VAL NATL BANCORP COM SEDOL : 2935326	159,000.000	1,912,949.02	1,798,290.00
VARONIS SYS INC COM CUSIP : 922280102	142,363.000	5,357,570.94	3,408,170.22
VERINT SYS INC COM SEDOL : 2849193	48,245.000	2,314,375.13	1,750,328.60
VERITEX HLDGS INC COM CUSIP : 923451108	82,131.000	2,971,879.95	2,306,238.48
VERTEX PHARMACEUTICALS INC COM SEDOL : 2931034	13,509.000	1,907,903.18	3,901,129.02
VICTORIAS SECRET & CO COM SEDOL : BNNTGH3	32,882.000	1,543,138.51	1,176,517.96
VIRTU FINL INC CL A CL A CUSIP : 928254101	88,480.000	1,876,702.35	1,805,876.80
VISA INC COM CL A STK CUSIP : 92826C839	72,427.000	9,497,412.87	15,047,433.52
VISTEON CORP COM NEW COM NEW SEDOL : B4N0JJ6	43,617.000	5,148,228.46	5,706,412.11
VISTRA CORP COM USD0.01 SEDOL : BZ8VJQ8	69,072.000	1,608,170.54	1,602,470.40
VOYA FINL INC COM SEDOL : BKWQ2N2	27,380.000	1,817,044.57	1,683,596.20
WABTEC CORP COM SEDOL : 2955733	14,216.000	1,365,545.17	1,418,898.96
WALT DISNEY CO CUSIP : 254687106	49,805.000	4,936,653.63	4,327,058.40
WEATHERFORD INTL LTD COMMON STOCK CUSIP : G48833118	58,900.000	2,534,450.25	2,999,188.00
WEBSTER FNCL CORP WATERBURY CONN COM CUSIP : 947890109	54,500.000	2,328,104.62	2,580,030.00
WELLS FARGO & CO NEW COM STK CUSIP : 949746101	402,448.000	16,091,508.46	16,617,077.92
WESCO INTL INC COM SEDOL : 2416973	12,620.000	1,649,813.05	1,580,024.00
WESTERN ALLIANCE BANCORPORATION COM SEDOL : B0CCGJ4	62,708.000	5,145,493.20	3,734,888.48
WESTLAKE CORPORATION COM USD0.01 SEDOL : B01ZP20	18,569.000	2,291,248.60	1,904,065.26
WILLSCOT MOBILE MINI HLDGS CORP COM USD0.01 CUSIP : 971378104	21,164.000	966,199.60	955,977.88

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
WINTRUST FINL CORP COM SEDOL : 2425258	21,400.000	1,264,823.30	1,808,728.00
WOLFSPEED INC COM USD0.00125 CUSIP : 977852102	11,561.000	711,459.38	798,171.44
WOODWARD INC COM CUSIP : 980745103	62,698.000	6,648,907.51	6,057,253.78
WYNDHAM HOTELS & RESORTS INC COM CUSIP : 98311A105	66,928.000	5,558,553.65	4,772,635.68
XENCOR INC COM CUSIP : 98401F105	46,348.000	1,720,123.10	1,206,901.92
ZENTALIS PHARMACEUTICALS INC COM CUSIP : 98943L107	46,901.000	2,380,243.71	944,586.14
Total United States - USD		1,082,158,032.60	1,160,855,526.64
Total Corporate Stock - Common		1,465,835,332.53	1,564,124,912.79

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Participant Loans
United States - USD
&&&PAINEWEBBER INC., SAVINGS INVESTMENT PLAN LOAN ASSET CUSIP : 999982127	54,267,408.960	54,267,408.96	54,267,408.96
Total United States - USD		54,267,408.96	54,267,408.96
Total Participant Loans		54,267,408.96	54,267,408.96

Value of Interest in Common/Collective Trusts
United States - USD
MFO INVESCO OPPENHEIMER EMERGING MARKETS EQUITY CL A - 504 CUSIP : 67084Y723	2,005,385.470	113,913,158.03	107,749,361.30
MFO INVESCO STABLE VALUE TRUST - CLASS B1 CUSIP : 46X193XX2	260,249,754.270	260,249,754.27	260,249,754.27
MFO LOOMIS SAYLES GLOBAL CIT CLASS D 30962 CUSIP : 543497713	2,731,114.850	28,876,060.16	26,983,414.72
MFO MIROVA GLOBAL SUSTAINABLE EQUITY COLLECTIVE INVESTMENT FUND CLASS F CUSIP : 63874W407	6,656,104.160	65,905,726.51	54,618,612.92
MFO MONDRIAN INTERNATIONAL EQUITY COLLECTIVE INVESTEMENT TRUST 2389 CUSIP : 60924J824	5,815,382.920	66,299,531.54	69,959,056.53
MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884 74443R100 CUSIP : 74443R100	645,860.250	105,833,408.49	107,839,285.94
MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL SERIES FD - CL K CUSIP : 85744W531	7,804,562.360	94,241,338.11	100,600,808.82
MFO SSGA RUSSELL SMALL/MID CAP INDEX NL CLASS C CUSIP : 85744L741	2,549,775.330	111,288,732.14	129,742,767.89
MFO SSGA S&P 500 INDEX NON-LENDING SERIES FUND CLASS K CUSIP : 85744W705	33,304,495.530	779,611,086.73	1,193,066,943.37
MFO SSGA US BOND INDEX NON-LENDING SERIES FUND CLASS K CUSIP : 85744W259	5,265,921.050	61,467,852.03	55,281,639.18
MFO VANGUARD TARGET RET 2020 TR SEL CUSIP : 92204E407	4,164,592.570	140,154,824.92	173,996,677.57
MFO VANGUARD TARGET RET 2025 TR SEL CUSIP : 92204E506	4,377,611.330	165,632,160.62	189,375,466.14
MFO VANGUARD TARGET RET 2030 TR SEL CUSIP : 92204E605	8,379,196.440	294,664,089.80	372,622,865.69
MFO VANGUARD TARGET RET 2035 TR SEL CUSIP : 92204E704	5,290,577.520	199,996,496.40	242,731,696.62
MFO VANGUARD TARGET RET 2040 TR SEL CUSIP : 92204E803	6,974,098.730	256,564,697.13	329,037,978.08
MFO VANGUARD TARGET RET 2045 TR SEL CUSIP : 92204E886	3,594,649.650	143,129,981.21	173,873,203.57
MFO VANGUARD TARGET RET 2050 TR SEL CUSIP : 92204E878	3,890,449.000	153,663,126.72	188,531,158.54
MFO VANGUARD TARGET RET 2055 TR SEL CUSIP : 92204E860	1,662,080.490	71,887,061.37	80,511,178.94
MFO VANGUARD TARGET RET 2060 TR SEL CUSIP : 92204E852	1,373,058.280	60,993,351.00	66,607,057.16
MFO VANGUARD TARGET RET INCOME TR SEL CUSIP : 92204E100	1,937,041.150	72,189,153.51	73,781,897.40
MFO VANGUARD TARGET RETIREMENT 2065 TRUST SELECT CUSIP : 92202V112	1,346,278.020	38,933,576.69	39,257,467.06
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445	473,665,137.700	473,665,137.70	473,665,137.70
NTGI COLLECTIVE GOVERNMENT STIF REG CUSIP : 66586U445	0.000	0.00	0.00
Total United States - USD		3,759,160,305.08	4,510,083,429.41
Total Value of Interest in Common/Collective Trusts		3,759,160,305.08	4,510,083,429.41

Value of Interest in Registered Investment Companies
United States - USD
MFO RESERVE INVT FDS INC T ROWE PRICE GOVT RESERVE FD CUSIP : 76105Y109	5,842,696.010	5,842,696.01	5,842,696.01
Total United States - USD		5,842,696.01	5,842,696.01
Total Value of Interest in Registered Investment Com		5,842,696.01	5,842,696.01

Other
Ireland - USD
HSBC P-NOTE (RYANAIR HOLDINGS PLC) 31/10/2023 SEDOL : BPDYBS8	222,900.000	2,492,004.53	2,904,637.47
Total Ireland - USD		2,492,004.53	2,904,637.47
United States - USD
&&&UBS FINANCIAL SERVICES SDA PARTICIPANT ASSET CUSIP : 000656371	1.000	625,883,620.63	1,187,850,869.61
1ST INDL RLTY TR INC COM SEDOL : 2360757	52,000.000	2,158,015.89	2,509,520.00
FEDERAL RLTY INVT TR COM USD0.01 SEDOL : BN7P9B2	22,487.000	2,663,380.42	2,272,086.48
GAMING & LEISURE PPTYS INC COM SEDOL : BFPK4S5	40,400.000	1,881,696.68	2,104,436.00
HIGHWOODS PPTYS INC COM SEDOL : 2420640	62,500.000	2,612,948.89	1,748,750.00
HOST HOTELS & RESORTS INC REIT SEDOL : 2567503	115,500.000	2,193,727.97	1,853,775.00
HUDSON PACIFIC PROPERTIES INC COM SEDOL : B64B9P8	92,943.000	2,336,815.20	904,335.39
MEDICAL PPTYS TR INC COM REIT SEDOL : B0JL5L9	139,058.000	2,549,506.17	1,549,106.12
RYMAN HOSPITALITY PPTYS INC COM CUSIP : 78377T107	55,256.000	3,671,219.99	4,518,835.68
SITE CENTERS CORP SEDOL : BGL0KF5	127,000.000	2,095,469.81	1,734,820.00
VERIS RESIDENTIAL INC COM STK USD0.01 SEDOL : 2192314	62,100.000	1,090,579.57	989,253.00
Total United States - USD		649,136,981.22	1,208,035,787.28
CAD - Canadian dollar	0.000	0.00	0.00
DKK - Danish krone	0.000	0.00	0.00
EUR - Euro	0.000	0.00	0.00
JPY - Japanese yen	0.000	0.00	0.00
SEK - Swedish krona	0.000	0.00	0.00
CHF - Swiss franc	0.000	0.00	0.00
USD - United States dollar	0.000	0.00	0.00
Total - all currencies		0.00	0.00
Total Other		651,628,985.75	1,210,940,424.75

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Other Liabilities
Pending foreign exchange sales: British pound sterling	0.000	-59,844.95	-59,685.68
Pending foreign exchange sales: Euro	0.000	-140,535.85	-140,564.84
Total - all currencies		-200,380.80	-200,250.52
Pending trade purchases: Euro	0.000	-95,879.51	-96,175.94
Pending trade purchases: United States dollar	0.000	-453,545.66	-453,545.66
Total - all currencies		-549,425.17	-549,721.60
Total Other Liabilities		-749,805.97	-749,972.12

Payable Other
United States - USD
INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP : 999899537	0.000	0.00	0.00
INVESTMENT MANAGEMENT EXPENSE ACCRUAL SEDOL : 3879785	0.000	0.00	0.00
Total United States - USD	0.000	0.00	0.00
Total Payable Other		0.00	0.00
Total		5,941,883,082.94	7,349,903,897.84

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS 401(k) Plan

By: _/s/ Michael O’Connor______________

Name:  Michael O’Connor

Title:    Plan Administrator

Date:  June 28, 2023